Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America: Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

For immediate release

February 23, 2009

Fresenius Medical Care Publishes Form 20-F
for the Fiscal Year 2008

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Services and Products, today announced that it has filed the annual report 2008 under Form 20-F with the U.S. Securities and Exchange Commission (SEC).

The report is available at the Company’s website in the “Investor Relations” section: http://www.fmc-ag.com/internet/fmc/fmcag/neu/fmcpub.nsf/Content/Publications_2008, as well as at the SEC’s website, www.sec.gov.

A hard copy of Fresenius Medical Care’s annual report on Form 20-F including the complete audited financial statements may be obtained from the Company free of charge upon request to the Company’s Investor Relations department by email at ir@fmc-ag.com

Fresenius Medical Care AG & Co. KGaA, February 23, 2009	1 of 2

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,388 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 184,086 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, February 23, 2009	2 of 2